Prudential Investment Portfolios 9
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

May 11, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jay Williamson

Re: Prudential Investment Portfolios 9: Form N-1A

Post-Effective Amendment No. 49 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 50 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-66895

Investment Company Act No. 811-09101

Dear Mr. Williamson:

We filed through EDGAR on March 19, 2015 on behalf of Prudential Investment Portfolios 9 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 49 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 50 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust, the Prudential Real Estate Income Fund (the “Fund”), designating automatic effectiveness 75 days after the filing date.

This letter is intended to respond to the staff’s comments on the Amendment that you conveyed by telephone to Claudia DiGiacomo on May 4, 2015. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 50 to the Registrant’s registration statement to be filed under Rule 485(b) with immediate effectiveness.

Prospectus

1. Comment

Please respond to these comments in a writing filed on EDGAR, include the appropriate Tandy responses in such writing and if any disclosure revisions are necessary please provide in such writing. Additionally, please file such writing to provide the staff with sufficient time to review your responses.

Response

The Fund is responding to the comments in this correspondence that is filed on EDGAR. The correspondence includes the appropriate Tandy responses as well as disclosure revisions and will be provided to the staff in a timely manner.

2. Comment

Please delete the term “investable assets” from the Fund’s 80% policy and state that the restriction is a percentage of the Fund’s net assets plus borrowings for investment purposes.

Response

Rule 35d-1(a)(2)(i) of the 1940 Act states that a fund’s 80% policy should be based on the value of the fund’s “Assets.” The term “Assets” is defined in Rule 35d-1(d)(2) as “net assets, plus the amount of any borrowings for investment purposes.” The Registrant believes that the referenced disclosure is consistent with the requirements of Rule 35d-1. Thus, the Registrant respectfully submits that no additional revisions are necessary.

3. Comment

In the prospectus summary under the section entitled “Principal Investment Strategies,” (a) delete the following sentence because it is too promotional: “Only about 10% of institutional quality commercial real estate is publicly traded, and the subadviser believes public real estate securities managers need a firm understanding of the other 90%—the private real estate markets—to successfully add value.”

(b) Revise the disclosure in this section to define the terms “other real estate securities” and “equity related securities.”

(c) Please confirm if the Fund will invest in private real estate investment trusts (“REITs”).

(d) Will the Fund invest in property REITs and mortgage REITs? If yes, revise to include more disclosure about each type of REIT and if applicable state whether the Fund will focus on one type of REIT.

(e) Revise Distribution Risk to be more clear.

Response

(a)	The disclosure above is explaining an important portion of the subadviser’s investment philosophy. The disclosure is not misleading and Form N-1A does not prohibit such disclosure. Thus, the Registrant respectfully submits that no additional revisions are necessary.

(b)	The summary prospectus discusses the types of other real estate securities and equity related securities that are principal strategies for the Fund. Additionally, the statutory prospectus contains disclosure regarding the equity related securities and other real estate securities that are non-principal strategies and that the Fund currently expects to invest in. The Registrant believes this approach makes for more concise disclosure and is consistent with the principles of the summary prospectus. Thus, the Registrant respectfully submits that no additional revisions are necessary.

(c)	The Fund currently does not expect to invest in private (i.e., non-publicly traded) REITs.

(d)	The Fund does not expect to focus on a particular type of REIT and will invest based upon the portfolio managers’ determinations of appropriate investments for the Fund.

(e)	The Registrant reviewed the Distribution Risk and has revised the disclosure as follows:

Distribution Risk. The Fund’s distributions will be primarily from REITs and from net realized gains, if any, from the sale of REITs.  REIT distributions may be from income, from realized gain, and from return of capital. The Fund will provide to shareholders early in each calendar year the final tax character of the Fund’s distributions for the previous year.  Also, at such time that a Fund distribution is expected to be from sources other than current or accumulated net income, a notice to shareholders may be required.

4. Comment

In the section entitled “More About the Fund’s Investment Strategies, Investments and Risks,” please make the following revisions:

(a)	Confirm that shareholders will be provided 60 days’ notice prior to any change to the objective.
(b)	This section discusses the different types of investments the Fund will make. Please revise the disclosure to include a discussion of the Fund’s strategy and how the subadviser evaluates investment opportunities.
(c)	Please explain why fixed income securities and non-real estate securities are not principal investments of the Fund since the Fund may invest up to 20% in such investments. Additionally, if fixed income securities are a principal strategy please include junk bond risk disclosures with the Fund’s principal risks.
(d)	Since the Fund may invest in exchange traded funds, consider whether the fee table needs an additional row to reflect such expenses.
(e)	What does the term “foreign instruments” mean?
(f)	Please make clear that the last two sentences represent two separate concepts.

Response

(a)	The Fund submits that currently applicable rules and regulations do not require that the Fund provide 60 days’ notice for revising a non-fundamental policy. Based on the facts and circumstances relating to a hypothetical revision to the policy, the Manager and the Fund’s Board would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.
(b)	The requested disclosure appears in the Fund’s prospectus summary.
(c)	The 20% restriction in the prospectus provides flexibility to make such investments. However, the subadviser does not expect to significantly invest in such investments under current market conditions and these currently are not principal investments of the Fund. Since fixed income securities are not principal investments of the Fund, junk bonds also are not principal investments of the Fund and the Registrant believes that the Fund has appropriate risk disclosure with respect to such investments.
(d)	Although the Fund may invest in ETFs from time to time, if any, such investments are not required to be reflected separately in the fee table.
(e)	The term “foreign instruments” includes securities and any other permissible type of foreign investments including fixed income securities and derivatives (to the extent the Fund makes such investments). The Fund currently does not expect to invest in derivatives.
(f)	The Fund will revise the disclosure as follows:

“Please note that, in addition to the risks discussed above, there are many other factors which may impact the Fund’s ability to achieve its investment objective and which could result in a loss of all or a part of your investment.

More information about the Fund’s investment strategies and risks appears in the SAI.”

5. Comment

Please revise Mr. Halle’s biography to delete the section about January 2011 press coverage because it is too promotional.

Response

The disclosure is not misleading and Form N-1A does not prohibit such disclosure. Thus, the Registrant respectfully submits that no additional revisions are necessary.

6. Comment

In the share class comparison table please delete the reference to a current 12b-1 fee of .25% in the column for Class A shares.

Response

The .25% reflects the 12b-1 fee currently in effect for Class A shares after contractual waivers. Many investors overlook the disclosure in the footnotes that explains the waiver. The Fund believes its more helpful disclosure for shareholders to see both the contractual rate and the waiver rate in the table, coupled with footnotes explaining why both numbers are in the table.

7. Comment

Please revise the following sentence to be more plain English: “If the Fund needs to implement fair value pricing after the NAV publishing deadline but before shares of the Fund are processed, the NAV you receive or pay may differ from the published NAV price.”

Response

The disclosure will be revised as follows: “If the Fund implements fair value pricing after it has published its NAV, the NAV you receive or pay may differ from the published NAV price. This may occur if valuation issues arise after the Fund calculates its NAV but before purchase and redemption orders are processed.”

8. Comment

Please revise the Statement of Additional Information (“SAI”) as follows:

(a)	In the introduction delete the following sentence: “The Fund also may invest from time to time in certain types of investments and strategies that are not listed below.”
(b)	The derivatives disclosure states that the Fund may invest up to 25% in derivatives, please explain why the prospectus does not include any derivatives disclosure.
(c)	Are mortgage backed securities a principal part of the Fund’s strategy?
(d)	The conflicts disclosure notes certain investments that the Fund may not be able to make due to affiliation issues. If this has an impact on the Fund’s strategy or performance, please add appropriate risk disclosure to the prospectus.

Response

(a)	The Registrant is not currently aware of any investments that are not included in the SAI that the Fund expects to invest in. Additionally, the disclosure is not meant to capture any new principal investments which would require additional disclosure to the prospectus summary and statutory prospectus. The referenced disclosure is intended to cover any new types of investments or strategies that are not currently contemplated but may be developed and that do not rise to the level of prospectus disclosure requirements.

Accordingly, the Registrant respectfully submits that no additional revisions are necessary.

(b)	The Fund currently does not intend to invest in derivatives. If the Fund starts investing in derivatives, the disclosure will be revised to be consistent with the Barry Miller letter. Accordingly, the Registrant respectfully submits that no additional revisions are necessary.
(c)	The Fund may invest in REITs, as disclosed in the summary prospectus. Non-REIT mortgage backed securities are not a principal investment of the Fund.
(d)	The types of investments that the conflicts disclosure discusses are not investments that will be considered for the Fund’s portfolio and are not expected to have an impact on the management or performance of the Fund, since they are not the type of investments that the subadviser will make for the Fund.

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President & Corporate Counsel